PROSPECTUS

                                                               FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                      REGISTRATION NO. 333-76374

                                7,792,768 Shares

                                  [HESKA LOGO]

                                HESKA CORPORATION

                                  Common Stock

                                -----------------

     The Shareholders named on page 12 may sell up to 7,792,768 shares of our Common Stock under this prospectus from time to time.

     Our Common Stock is listed on the Nasdaq National Market under the symbol "HSKA." On May 22, 2002, the closing price for our Common Stock was $0.69 per share.

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     INVESTING  IN OUR COMMON STOCK INVOLVES CERTAIN RISKS.  SEE "RISK  FACTORS"
BEGINNING ON PAGE 2.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -----------------
                   THE DATE OF THIS PROSPECTUS IS MAY 24, 2002.

                                  TABLE OF CONTENTS

                                                                PAGE
Heska Corporation                                                 1
Risk Factors                                                      2
Forward-Looking Statements                                       10
Use of Proceeds                                                  11
Selling Stockholders                                             12
Plan Of Distribution                                             14
Legal Matters                                                    16
Experts                                                          16
Where You Can Find More Information                              16

     No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Heska Corporation (referred to in this prospectus as "Heska," the "Company", the "Registrant", "we" and "our"),any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                                HESKA CORPORATION

     We discover, develop, manufacture and market companion animal health products, principally for dogs, cats and horses. We employ approximately 80 scientists, of whom over one quarter hold doctoral degrees, with expertise in several disciplines including microbiology, immunology, genetics, biochemistry, molecular biology, parasitology and veterinary medicine. This scientific expertise is focused on the development of a broad range of pharmaceutical, vaccine and diagnostic products for companion animals. We also sell veterinary diagnostic and patient monitoring instruments and offer diagnostic services to veterinarians in the United States and Europe, principally for companion animals. In addition to manufacturing companion animal health products for marketing and sale by Heska, our Diamond Animal Health subsidiary manufactures food animal vaccines and other food animal products that are marketed by other animal health companies. Our principal executive offices are located at 1613 Prospect Parkway, Fort Collins, Colorado 80525 and our telephone number is (970) 493-7272.



                                  RISK FACTORS

     Our future operating results may vary substantially from period to period due to a number of factors, many of which are beyond our control. The following discussion highlights these factors and the possible impact of these factors on future results of operations. You should carefully consider these factors before making an investment decision. If any of the following factors actually occur, our business, financial condition or results of operations could be harmed. In that case, the price of our common stock could decline, and you could experience losses on your investment.

WE ANTICIPATE FUTURE LOSSES AND MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

     We have incurred net losses since our inception in 1988 and, as of March 31, 2002, we had an accumulated deficit of $197.1 million. We anticipate that we will continue to incur additional operating losses in the near term. These losses have resulted principally from expenses incurred in our research and development programs and from sales and marketing and general and administrative expenses. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we cannot achieve or sustain profitability, we may not be able to fund our expected cash needs or continue our operations.

WE ARE NOT GENERATING POSITIVE CASH FLOW AND MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND ANY REQUIRED CAPITAL MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS OR AT ALL.

     We have incurred negative cash flow from operations since inception in 1988. Our financial plan for 2002 indicates that our cash on hand, together with borrowings expected to be available under our revolving line of credit and other sources, should be sufficient to fund our operations through 2002 and into 2003. However, should our actual results achieved this year fall below those reflected in our forecast, or if we are unable to borrow the funds we expect to be available, we may need to raise additional capital.

     We recently amended our credit agreement with our lender to set the financial covenants for 2002 and extend the maturity date of the loans an additional year to May 31, 2003. If our lender imposes additional loan covenants or other credit requirements that would prevent us from accessing the full amount of our line of credit, we would need to raise additional capital to fund any shortfall from our borrowings expected to be available under the revolving line of credit. We anticipate that any additional capital would be raised through one or more of the following:

     -  obtaining new loans secured by unencumbered assets;
     -  sale of various products or marketing rights;
     -  licensing of technology;
     -  sale of various assets; and
     -  sale of additional equity or debt securities.

     Additional capital may not be available on acceptable terms, if at all.
The public markets may remain unreceptive to equity financings, and we may not be able to obtain additional private equity financing. Furthermore, amounts we expect to be available under our existing revolving credit facility may not be available, and other lenders could refuse to provide us with additional debt financing. Furthermore, any additional equity financing would likely be dilutive to stockholders, and additional debt financing, if available, may include restrictive covenants which may limit our currently planned operations and strategies. If adequate funds are not available, we may be required to curtail our operations significantly and reduce discretionary spending to extend the currently available cash resources, or to obtain funds by entering into collaborative agreements or other arrangements on unfavorable terms, all of which would likely have a material adverse effect on our business, financial condition and our ability to continue as a going concern.

WE MUST MAINTAIN VARIOUS FINANCIAL AND OTHER COVENANTS UNDER OUR REVOLVING LINE OF CREDIT AGREEMENT.

     Under our revolving line of credit agreement with Wells Fargo Business Credit, we are required to comply with various financial and non-financial covenants, and we have made various representations and warranties. Among the financial covenants are requirements for monthly minimum book net worth, minimum quarterly net income and minimum cash balances or liquidity levels. We have obtained modifications and a waiver of these covenants in the past.

     Failure to comply with any of the covenants, representations or warranties could result in our being in default under the loan and could cause all outstanding amounts to become immediately due and payable or impact our ability to borrow under the agreement. All amounts due under the credit facility mature on May 31, 2003. We intend to rely on available borrowings under the credit agreement to fund our operations through 2002 and into 2003. If we are unable to borrow funds under this agreement, we will need to raise additional capital to fund our cash needs and continue our operations.

OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ STOCK MARKET WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO SELL YOUR SHARES.

     Our common stock is currently listed on the Nasdaq National Market. Nasdaq has requirements we must meet in order to remain listed on the Nasdaq National Market, including a minimum bid price requirement of $1.00. Since April 4, 2002 our common stock has traded below $1.00. Nasdaq listing rules provide that if the closing bid price of a company's stock is below $1.00 for 30 consecutive trading days, the company faces possible delisting from Nasdaq. On May 21, 2002, we received notification from Nasdaq that for the last 30 consecutive trading days our closing bid price was below $1.00 and that we may be delisted from the Nasdaq National Market if we cannot demonstrate compliance with the continued listing criteria by August 19, 2002. In order to regain compliance, at anytime before August 19, 2002, the bid price of our common stock must close at $1.00 per share or more for a minimum of 10 consecutive trading days. Alternatively, before August 19, 2002, we could apply to transfer our securities to the Nasdaq SmallCap Market, which would extend the period to comply with the minimum $1.00 bid price requirement until November 18, 2002. We may also be eligible for an additional 180-day grace period, or until May 16, 2003, provided that we meet certain listing criteria required by Nasdaq.

     If we are delisted from Nasdaq, our common stock will be considered a penny stock under the regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on Nasdaq. This lack of liquidity would make it more difficult for us to raise capital in the future.

WE MAY FACE COSTLY INTELLECTUAL PROPERTY DISPUTES.

     Our ability to compete effectively will depend in part on our ability to develop and maintain proprietary aspects of our technology and either to operate without infringing the proprietary rights of others or to obtain rights to technology owned by third parties. We have United States and foreign-issued patents and are currently prosecuting patent applications in the United States and with various foreign countries. Our pending patent applications may not result in the issuance of any patents or any issued patents that will offer protection against competitors with similar technology. Patents we receive may be challenged, invalidated or circumvented in the future or the rights created by those patents may not provide a competitive advantage. We also rely on trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

     The biotechnology and pharmaceutical industries have been characterized by extensive litigation relating to patents and other intellectual property rights. In 1998, Synbiotics Corporation filed a lawsuit against us alleging infringement of a Synbiotics patent relating to heartworm diagnostic technology, and this litigation remains ongoing. The sole remaining claim in the lawsuit is expected to be scheduled for trial before the end of 2002.

     We may become subject to additional patent infringement claims and litigation in the United States or other countries or interference proceedings conducted in the United States Patent and Trademark Office, or USPTO, to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings, and related legal and administrative proceedings are costly, time-consuming and distracting. We may also need to pursue litigation to enforce any patents issued to us or our collaborative partners, to protect trade secrets or know-how owned by us or our collaborative partners, or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceeding will result in substantial expense to us and significant diversion of the efforts of our technical and management personnel. Any adverse determination in litigation or interference proceedings could subject us to significant liabilities to third parties. Further, as a result of litigation or other proceedings, we may be required to seek licenses from third parties which may not be available on commercially reasonable terms, if at all.

WE HAVE LIMITED RESOURCES TO DEVOTE TO PRODUCT DEVELOPMENT AND
COMMERCIALIZATION. IF WE ARE NOT ABLE TO DEVOTE ADEQUATE RESOURCES TO PRODUCT DEVELOPMENT AND COMMERCIALIZATION, WE MAY NOT BE ABLE TO DEVELOP OUR PRODUCTS.

     Our strategy is to develop a broad range of products addressing companion animal healthcare. We believe that our revenue growth and profitability, if any, will substantially depend upon our ability to:

     -  improve market acceptance of our current products;
     -  complete development of new products; and
     -  successfully introduce and commercialize new products.

     We have introduced some of our products only recently and many of our products are still under development. Among our recently introduced products are SOLO STEP(R) CH Batch Test Strips for testing heartworm infection in dogs, E.R.D.-SCREEN(TM) Urine Test for detecting albumin in canine urine, ALLERCEPT(TM) E-SCREEN(TM) Test for assessing allergies in dogs, and SPOTCHEM(TM) EZ, a compact system for measuring animal blood chemistry. We currently have under development or in preliminary clinical trials a number of products, including a gene based therapy for canine cancer. Because we have limited resources to devote to product development and commercialization, any delay in the development of one product or reallocation of resources to product development efforts that prove unsuccessful may delay or jeopardize the development of our other product candidates. If we fail to develop new products and bring them to market, our ability to generate revenues will decrease.

     In addition, our products may not achieve satisfactory market acceptance, and we may not successfully commercialize them on a timely basis, or at all. If our products do not achieve a significant level of market acceptance, demand for our products will not develop as expected and it is unlikely that we ever will become profitable.

WE MAY BE UNABLE TO SUCCESSFULLY MARKET AND DISTRIBUTE OUR PRODUCTS AND HAVE RECENTLY MODIFIED OUR DISTRIBUTION STRATEGY.

     The market for companion animal healthcare products is highly fragmented, with discount stores and specialty pet stores accounting for a substantial percentage of sales of certain products. Because our proprietary products are available only by prescription and our medical instruments require technical training, we sell our companion animal health products only to veterinarians. Therefore, we may fail to reach a substantial segment of the potential market.

     We currently market our products in the United States to veterinarians through approximately 20 independent third party distributors and through a direct sales force. Nearly one-half of these domestic distributors carry the full line of our pharmaceutical, vaccine, diagnostic and instrumentation products. We have recently begun to rely on distributors for a greater portion of our sales and therefore need to increase our training efforts directed at the sales personnel of our distributors. To be successful, we will have to continue to develop and train our direct sales force as well as sales personnel of our distributors and rely on other arrangements with third parties to market, distribute and sell our products. In addition, most of our distributor agreements can be terminated on 60 days' notice and we believe IDEXX, our largest competitor, prohibits its distributors from selling competitors' products, including ours. For example, one of our largest distributors recently informed us that they would no longer carry our heartworm diagnostic products or our chemistry or hematology instruments because they wish to carry products from one of our competitors.

     We may not successfully develop and maintain marketing, distribution or sales capabilities, and we may not be able to make arrangements with third parties to perform these activities on satisfactory terms. If our marketing and distribution strategy is unsuccessful, our ability to sell our products will be negatively impacted and our revenues will decrease. Furthermore, the recent change in our distribution strategy and our expected increase in sales from distributors and decrease in direct sales may have a negative impact on our gross margins.

WE MUST OBTAIN AND MAINTAIN COSTLY REGULATORY APPROVALS IN ORDER TO MARKET OUR PRODUCTS.

     Many of the products we develop and market are subject to extensive regulation by one or more of the United States Department of Agriculture, or USDA, the Food and Drug Administration, or FDA, the Environmental Protection Agency, or EPA, and foreign regulatory authorities. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, advertising, promotion, sale and distribution of our products. Satisfaction of these requirements can take several years and time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the product.

     Our FLU AVERT I.N. vaccine, SOLO STEP CH, SOLO STEP FH and SOLO STEP Batch Test Strips each have received regulatory approval in the United States by the USDA. In addition, the FLU AVERT I.N. vaccine has been approved in Canada by the CFIA. SOLO STEP CH and SOLO STEP Batch Test Strips are pending approval by the CFIA. SOLO STEP CH has also been approved by the Japanese Ministry of Agriculture, Forestry and Fisheries. In addition, our Trivalent Intranasal/Intraocular Vaccine has also received United States regulatory approval. U.S. regulatory approval by the USDA is currently pending for our Feline ImmuCheck Assay, Canine Cancer Gene Therapy, Giardia + Crypto-Screen Fecal Test and Trivalent Intranasal/Intraocular Vaccine - Second Generation products.

     The effect of government regulation may be to delay or to prevent marketing of our products for a considerable period of time and to impose costly procedures upon our activities. We have experienced in the past, and may experience in the future, difficulties that could delay or prevent us from obtaining the regulatory approval or license necessary to introduce or market our products. For example, the FLU AVERT(TM) I.N. vaccine for equine influenza was not approved until six months after the date on which we expected approval. This delay caused us to miss the initial primary selling season for equine influenza vaccines, and we believe it delayed the initial market acceptance of this product. Regulatory approval of our products may also impose limitations on the indicated or intended uses for which our products may be marketed.

     Among the conditions for certain regulatory approvals is the requirement that our manufacturing facilities or those of our third party manufacturers conform to current Good Manufacturing Practices or other manufacturing regulations, which include requirements relating to quality control and quality assurance as well as maintenance of records and documentation. The USDA, FDA and foreign regulatory authorities strictly enforce manufacturing regulatory requirements through periodic inspections. If any regulatory authority determines that our manufacturing facilities or those of our third party manufacturers do not conform to appropriate manufacturing requirements, we or the manufacturers of our products may be subject to sanctions, including warning letters, product recalls or seizures, injunctions, refusal to permit products to be imported into or exported out of the United States, refusals of regulatory authorities to grant approval or to allow us to enter into government supply contracts, withdrawals of previously approved marketing applications, civil fines and criminal prosecutions.

FACTORS BEYOND OUR CONTROL MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE, AND SINCE MANY OF OUR EXPENSES ARE FIXED, THIS FLUCTUATION COULD CAUSE OUR STOCK PRICE TO DECLINE.

     We believe that our future operating results will fluctuate on a quarterly basis due to a variety of factors, including:

     -  results from our Diamond Animal Health subsidiary;
     -  the introduction of new products by us or by our competitors;
     -  our recent change in distribution strategy;
     -  market acceptance of our current or new products;
     -  regulatory and other delays in product development;
     -  product recalls;
     -  competition and pricing pressures from competitive products;
     -  manufacturing delays;
     -  shipment problems;
     -  product seasonality; and
     -  changes in the mix of products sold.

     We have high operating expenses for personnel, new product development and marketing. Many of these expenses are fixed in the short term. If any of the factors listed above cause our revenues to decline, our operating results could be substantially harmed.

     Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price probably would decline.

OUR LARGEST CUSTOMER ACCOUNTED FOR OVER 15% OF OUR REVENUES FOR THE PREVIOUS TWO YEARS, AND THE LOSS OF THAT CUSTOMER OR OTHER CUSTOMERS COULD HARM OUR OPERATING RESULTS.

     We currently derive a substantial portion of our revenues from sales by our subsidiary Diamond, which manufactures several of our products and products for other companies in the animal health industry. Revenues from one contract between Diamond and Agri Laboratories, Ltd., comprised approximately 16% of our total revenues in 2001 and 17% of our total revenues in 2000. In May 2002, Diamond signed a seven-year contract extension with Agri Laboratories. However, if Agri Laboratories does not continue to purchase from Diamond and if we fail to replace the lost revenue with revenues from other customers, our business could be substantially harmed. In addition, sales from our next three largest customers accounted for an aggregate of approximately 12% of our revenues in 2001. If we are unable to maintain our relationships with one or more of these customers, our sales may decline.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, WHICH COULD RENDER OUR PRODUCTS OBSOLETE OR SUBSTANTIALLY LIMIT THE VOLUME OF PRODUCTS THAT WE SELL. THIS WOULD LIMIT OUR ABILITY TO COMPETE AND ACHIEVE PROFITABILITY.

     We compete with independent animal health companies and major pharmaceutical companies that have animal health divisions. Companies with a significant presence in the animal health market, such as Wyeth (formerly American Home Products), Bayer AG, IDEXX Laboratories, Inc., Intervet International B.V., Merial Ltd., Novartis AG, Pfizer Inc., Pharmacia Corporation and Schering Plough Corporation, have developed or are developing products that compete with our products or would compete with them if developed. These competitors may have substantially greater financial, technical, research and other resources and larger, better-established marketing, sales, distribution and service organizations than us. In addition, we believe that IDEXX prohibits its distributors from selling its competitors' products, including our SOLO STEP heartworm diagnostic products and medical diagnostic instruments. Our competitors frequently offer broader product lines and have greater name recognition than we do. Our competitors may develop or market technologies or products that are more effective or commercially attractive than our current or future products or that would render our technologies and products obsolete. Further, additional competition could come from new entrants to the animal healthcare market. Moreover, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully. If we fail to compete successfully, our ability to achieve profitability will be limited.

OUR TECHNOLOGY AND THAT OF OUR COLLABORATORS MAY BECOME THE SUBJECT OF LEGAL ACTION.

     We license technology from a number of third parties, including Quidel Corporation, Genzyme Corporation, Diagnostic Chemicals, Ltd., Valentis, Inc., Corixa Corporation, Roche, New England Biolabs, Inc. and Hybritech Inc., as well as a number of research institutions and universities. The majority of these license agreements impose due diligence or milestone obligations on us, and in some cases impose minimum royalty and/or sales obligations on us, in order for us to maintain our rights under these agreements. Our products may incorporate technologies that are the subject of patents issued to, and patent applications filed by, others. As is typical in our industry, from time to time we and our collaborators have received, and may in the future receive, notices from third parties claiming infringement and invitations to take licenses under third party patents. It is our policy that when we receive such notices, we conduct investigations of the claims they assert. With respect to the notices we have received to date, we believe, after due investigation, that we have meritorious defenses to the infringement claims asserted. Any legal action against us or our collaborators may require us or our collaborators to obtain one or more licenses in order to market or manufacture affected products or services. However, we or our collaborators may not be able to obtain licenses for technology patented by others on commercially reasonable terms, we may not be able to develop alternative approaches if unable to obtain licenses, or current and future licenses may not be adequate for the operation of our businesses. Failure to obtain necessary licenses or to identify and implement alternative approaches could prevent us and our collaborators from commercializing our products under development and could substantially harm our business.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND CAPACITY AND RELY SUBSTANTIALLY ON THIRD-PARTY MANUFACTURERS. THE LOSS OF ANY THIRD-PARTY MANUFACTURERS COULD LIMIT OUR ABILITY TO LAUNCH OUR PRODUCTS IN A TIMELY MANNER, OR AT ALL.

     To be successful, we must manufacture, or contract for the manufacture of, our current and future products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. In order to increase our manufacturing capacity, we acquired Diamond in April 1996.

     We currently rely on third parties to manufacture those products we do not manufacture at our Diamond facility. We currently have supply agreements with Quidel Corporation for various manufacturing services relating to our point-of-care diagnostic tests, with Centaq, Inc. for the manufacture of our own allergy immunotherapy treatment products and with various manufacturers for the supply of our veterinary diagnostic and patient monitoring instruments. Our manufacturing strategy presents the following risks:

     - Delays in the scale-up to quantities needed for product development could delay regulatory submissions and commercialization of our products in development;
     - Our manufacturing facilities and those of some of our third party manufacturers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, USDA and other federal and state agencies for compliance with strictly enforced Good Manufacturing Practices regulations and similar foreign standards, and we do not have control over our third party manufacturers' compliance with these regulations and standards;
     - If we need to change to other commercial manufacturing contractors for certain of our products, additional regulatory licenses or approvals must be obtained for these contractors prior to our use. This would require new testing and compliance inspections. Any new manufacturer would have to be educated in, or develop substantially equivalent processes necessary for the production of our products;
     - If market demand for our products increases suddenly, our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and
     - We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

     Any of these factors could delay commercialization of our products under development, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

     Our agreements with various suppliers of the veterinary medical instruments require us to meet minimum annual sales levels to maintain our position as the exclusive distributor of these instruments. We may not meet these minimum sales levels in the future, and maintain exclusivity over the distribution and sale of these products. If we are not the exclusive distributor of these products, competition may increase.

WE HAVE GRANTED THIRD PARTIES SUBSTANTIAL MARKETING RIGHTS TO CERTAIN OF OUR EXISTING PRODUCTS AS WELL AS PRODUCTS UNDER DEVELOPMENT. IF THE THIRD PARTIES ARE NOT SUCCESSFUL IN MARKETING OUR PRODUCTS OUR SALES MAY NOT INCREASE.

     Our agreements with our corporate marketing partners generally contain no minimum purchase requirements in order for them to maintain their exclusive or co-exclusive marketing rights. Currently, Novartis Agro K.K. markets and distributes SOLO STEP CH in Japan, and Novartis Animal Health Canada, Inc. distributes our FLU AVERT I.N. vaccine in Canada. In addition, we have entered into agreements with Novartis and Eisai Inc. to market or co-market certain of the products that we are currently developing. Also, Nestle Purina Petcare has exclusive rights to license our technology for nutritional applications for dogs and cats. One or more of these marketing partners may not devote sufficient resources to marketing our products. Furthermore, there is nothing to prevent these partners from pursuing alternative technologies or products that may compete with our products. In the future, third party marketing assistance may not be available on reasonable terms, if at all. If any of these events occur, we may not be able to commercialize our products and our sales will decline.

WE DEPEND ON PARTNERS IN OUR RESEARCH AND DEVELOPMENT ACTIVITIES. IF OUR CURRENT PARTNERSHIPS AND COLLABORATIONS ARE NOT SUCCESSFUL, WE MAY NOT BE ABLE TO DEVELOP OUR TECHNOLOGIES OR PRODUCTS.

     For several of our proposed products, we are dependent on collaborative partners to successfully and timely perform research and development activities on our behalf. For example, we jointly developed several point-of-care diagnostic products with Quidel Corporation, and Quidel manufactures these products. We license DNA delivery and manufacturing technology from Valentis Inc. and distribute chemistry analyzers for Arkray, Inc. We also have worked with i-STAT Corporation to develop portable clinical analyzers for dogs and Diagnostic Chemicals, Ltd. to develop the E.R.D.-SCREEN Urine Test, and we are working with 3-Dimensional Pharmaceuticals, Inc. to develop pharmaceutical products. One or more of our collaborative partners may not complete research and development activities on our behalf in a timely fashion, or at all. If our collaborative partners fail to complete research and development activities, or fail to complete them in a timely fashion, our ability to develop technologies and products will be impacted negatively and our revenues will decline.

IF RECENT CHANGES IN OUR SENIOR MANAGEMENT ARE NOT SUCCESSFUL, WE WILL NOT BE ABLE TO ACHIEVE OUR GOALS.

     Our President and Chief Operating Officer and Chief Financial Officer have both recently retired. We have appointed a new Chief Financial Officer and Dr. Grieve, our Chief Executive Officer, will assume the duties of the President and Chief Operating Officer. These changes may place a strain on our resources and planning and management processes during this transition period. If these changes are not successful, we will not be able to implement our business strategy. In addition, we will not be able to increase revenues or control costs unless we continue to improve our operational, financial and managerial controls and reporting systems and procedures.

WE DEPEND ON KEY PERSONNEL FOR OUR FUTURE SUCCESS. IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, WE MAY BE UNABLE TO ACHIEVE OUR GOALS.

     Our future success is substantially dependent on the efforts of our senior management and scientific team, particularly Dr. Robert B. Grieve, our Chairman and Chief Executive Officer. The loss of the services of members of our senior management or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. Because of the specialized scientific nature of our business, we depend substantially on our ability to attract and retain qualified scientific and technical personnel. There is intense competition among major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions for qualified personnel in the areas of our activities. Although we have an employment agreement with Dr. Grieve, he is an at-will employee, which means that either party may terminate his employment at any time without prior notice. If we lose the services of, or fail to recruit, key scientific and technical personnel, the growth of our business could be substantially impaired. We do not maintain key person life insurance for any of our key personnel.

WE MAY FACE PRODUCT RETURNS AND PRODUCT LIABILITY LITIGATION AND THE EXTENT OF OUR INSURANCE COVERAGE IS LIMITED. IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS RESULTING FROM DEFECTS IN OUR PRODUCTS, WE MAY FAIL TO ACHIEVE MARKET ACCEPTANCE OF OUR PRODUCTS AND OUR SALES COULD DECLINE.

     The testing, manufacturing and marketing of our current products as well as those currently under development entail an inherent risk of product liability claims and associated adverse publicity. Following the introduction of a product, adverse side effects may be discovered. Adverse publicity regarding such effects could affect sales of our other products for an indeterminate time period. To date, we have not experienced any material product liability claims, but any claim arising in the future could substantially harm our business. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. We may not be able to continue to obtain adequate insurance at a reasonable cost, if at all. In the event that we are held liable for a claim against which we are not indemnified or for damages exceeding the $10 million limit of our insurance coverage or which results in significant adverse publicity against us, we may lose revenue and fail to achieve market acceptance.

WE MAY BE HELD LIABLE FOR THE RELEASE OF HAZARDOUS MATERIALS, WHICH COULD RESULT IN EXTENSIVE CLEAN UP COSTS OR OTHERWISE HARM OUR BUSINESS.

     Our products and development programs involve the controlled use of hazardous and biohazardous materials, including chemicals, infectious disease agents and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable local, state and federal regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any fines, penalties, remediation costs or other damages that result. Our liability for the release of hazardous materials could exceed our resources, which could lead to a shutdown of our operations. In addition, we may incur substantial costs to comply with environmental regulations as we expand our manufacturing capacity.

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE, WHICH MAY AFFECT OUR ABILITY TO RAISE CAPITAL IN THE FUTURE OR MAKE IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

     The securities markets have experienced significant price and volume fluctuations and the market prices of securities of many public biotechnology companies have in the past been, and can in the future be expected to be, especially volatile. For example, in the last twelve months our closing stock price has ranged from a low of $0.50 to a high of $1.47. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings. Factors that may have a significant impact on the market price and marketability of our common stock include:

     - announcements of technological innovations or new products by us or by our competitors;
     -  our quarterly operating results;
     -  releases of reports by securities analysts;
     -  developments or disputes concerning patents or proprietary rights;
     -  regulatory developments;
     -  developments in our relationships with collaborative partners;
     -  changes in regulatory policies;
     -  litigation;
     -  economic and other external factors; and
     -  general market conditions.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

THE REGISTRATION OF THE SHARES SOLD IN THIS OFFERING WILL INCREASE THE NUMBER OF SHARES AVAILABLE FOR RESALE IN THE PUBLIC MARKET.

     The sale into the public market of the common stock sold in this offering could adversely affect the market price of our common stock. Most of our shares of common stock outstanding are eligible for immediate and unrestricted sale in the public market at any time. Once the registration statement of which this prospectus forms a part is declared effective, the 7,792,768 shares of common stock covered by this prospectus will be eligible for immediate and unrestricted resale into the public market. The presence of these additional shares of common stock in the public market may further depress our stock price.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward- looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

                                 USE OF PROCEEDS

  Heska will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."



                              SELLING STOCKHOLDERS

     The following table sets forth as of May 15, 2002, the name of each of the selling stockholders, the number of shares of common stock that each selling stockholder owns, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of common stock to be held by each selling stockholder assuming the sale of all the common stock offered hereby.

  Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder.

  The shares being offered by the selling stockholders were acquired in connection with a private placement on December 18, 2001. Except as set forth below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.




                                                                                    NUMBER OF
                                                     SHARES BENEFICIALLY OWNED    SHARES BEING     SHARES BENEFICIALLY OWNED
NAME OF SELLING STOCKHOLDER                            PRIOR TO OFFERING(1)          OFFERED           AFTER OFFERING(1)(2)
-------------------------------------------------   ----------------------------  -------------   -----------------------------
                                                       NUMBER          PERCENT                        NUMBER          PERCENT
                                                    ------------     ------------                  ------------    ------------
State of Wisconsin Investment Board(3)                 9,490,182           19.84%      1,818,182      7,672,000          16.04%
Charter Ventures II, L.P.(4)                           8,414,717           17.59%      2,207,793      6,206,924          12.97%
Lombard Odier & Cie(5)                                 3,911,851            8.18%        649,351      3,262,500           6.82%
FSVK Investment Inc.                                     259,741                *        259,741              0               *
Rhino Capital LLC                                        259,741                *        259,741              0               *
A. Carey Zesiger(6)                                       32,000                *         26,000          6,000               *
Alexa Zesiger Carver(6)                                   32,000                *         26,000          6,000               *
Albert L. Zesiger(6)                                     352,000                *        130,000        222,000               *
Asphalt Green, Inc. (6)                                   32,000                *         32,000              0               *
Barrie Ramsay Zesiger(6)                                 250,000                *        117,000        133,000               *
David Zesiger(6)                                          31,000                *         19,000         12,000               *
HBL Charitable Unitrust(6)                                70,000                *         32,000         38,000               *
Psychology Associates(6)                                  90,000                *         32,000         58,000               *
Lazar Foundation(6)                                      115,000                *         52,000         63,000               *
Peter Looram(6)                                          138,000                *         65,000         73,000               *
Mary C. Anderson (6)(7)                                  142,000                *         65,000         77,000               *
Murray Capital, LLC(6)                                    70,000                *         32,000         38,000               *
NFIB Corporate Account(6)                                314,000                *        162,000        152,000               *
Nicola Zesiger Mullen(6)                                  39,000                *         32,000          7,000               *
Norwalk Employees' Pension Plan(6)                       479,000            1.00%        221,000        258,000               *
Public Employee Retirement System of Idaho(6)          2,174,960            4.55%      1,038,960      1,135,000           2.37%
City of Stamford Firemen's Pension Fund(6)               320,000                *        182,000        138,000               *
Theeuwes Family Trust, Felix Theeuwes Trustee(6)         143,000                *         66,000         77,000               *
Alan B. & Joanne K. Vidinsky 1993 Trust(6)                66,000                *         66,000              0               *
Wells Family LLC(6)                                      433,000                *        202,000        231,000               *


______________________________
*   Represents less than 1% of our common stock.
(1) Based on 47,837,194 shares outstanding as of May 15, 2002.
(2) Assumes that each selling stockholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and each selling stockholder may decide not to sell his shares that are registered under this registration statement.
(3) Based upon information derived from a Schedule 13G filed on February 12, 2002 by State of Wisconsin Investment Board pursuant to Section 13G of the Securities Exchange Act of 1934 and the rules promulgated thereunder, reporting its beneficial ownership of our common stock. According to the
    Schedule 13G, State of Wisconsin Investment Board has sole power to vote and dispose of 9,490,182 shares.
(4) Based upon information derived from a Schedule 13D filed on January 9, 2002 by Charter Venture Capital pursuant to Section 13D of the Securities Exchange Act of 1934 and the rules promulgated thereunder, reporting its beneficial ownership of our common stock. According to the Schedule 13D, this represents 3,386,510 shares and options to purchase 1,000 shares of our common stock held by Charter Ventures and 5,026,207 shares and options to purchase 1,000 shares of our common stock held by Charter Ventures II, L.P. Mr. A. Barr Dolan, one of our directors, is a general partner of each of Charter Ventures and Charter Ventures II, L.P., and may be deemed a beneficial owner of the shares held by such entities because of shared voting power with respect to such shares. Mr. Dolan disclaims beneficial ownership except to the extent of his proportionate share therein.
(5) Based upon information derived from a Schedule 13G filed on February 14, 2002 by Lombard Odier & Cie pursuant to Section 13G of the Securities Exchange Act of 1934 and the rules promulgated thereunder, reporting its beneficial ownership of our common stock. According to the Schedule 13G, the shares are held for the benefit of Lombard Odier Nutrition Fund, over which Lombard Odier & Cie and Lombard Odier Fund Managers S.A. share voting and dispositive power.
(6) Zesiger Capital Group LLC acted as the agent and attorney-in-fact for this selling stockholder in connection with the stockholder's acquisition from us of the shares offered by this selling stockholder under this prospectus. Zesiger Capital Group LLC is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. This selling stockholder is an advisory client of Zesiger Capital Group LLC, and the shares offered by this selling stockholder under this prospectus are held in a discretionary client account managed by Zesiger Capital Group LLC. Zesiger Capital Group LLC disclaims beneficial ownership of these shares.
(7) Includes 77,000 shares owned by Ms. Anderson individually and 65,000 shares offered under this prospectus by the Mary C. Anderson Revocable Trust dtd 7/6/99, for which Ms. Anderson is the trustee.



                              PLAN OF DISTRIBUTION

  We are registering 7,792,768 shares of Common Stock, par value of $0.001 per share on behalf of certain selling stockholders. We will receive no proceeds from this offering. The shares may be offered by certain of our stockholders or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. We originally issued the shares in connection with the Share Purchase Agreement between Heska and the selling stockholders, dated December 13, 2001. We are registering the shares pursuant to the Share Purchase Agreement. The shares were issued pursuant to exemptions from the registration requirements of the Securities Act, provided by Section 4(2) thereof.

  The selling stockholders will act independently of Heska in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares may be sold, without limitation, by one or more of the following means of distribution:

    - a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
    - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
    - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;
    - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
    - in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

  In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares, which shares such broker-dealer or other financial institution may resell or otherwise transfer pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may affect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

  Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders and/or purchasers of the shares (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.
Such broker-dealers and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be an underwriter under Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

  To comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  Under applicable rules and regulations under the Exchange Act, any persons engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares. We assume no obligation to so deliver copies of this prospectus or any related prospectus supplement.

  At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

  The selling stockholders will be responsible for any fees, disbursements and expenses of any counsel for the selling stockholders. We will bear all other expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of counsel for us up to a certain amount. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We will indemnify the selling stockholders against claims arising out of any untrue statement of a material fact contained in this Registration Statement or any omission to state therein a material fact necessary in order to make the statement made therein not misleading.

  We have undertaken to keep a Registration Statement of which this prospectus constitutes a part effective until the earlier of the disposition of the securities offered hereby or two years measured from the effective date of this Registration Statement. After such period, if we choose not to maintain the effectiveness of the Registration Statement of which this prospectus constitutes a part, the securities issuable offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act or pursuant to an effective registration statement thereunder.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.

                                     EXPERTS

     The financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under
Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

    (1) Our Annual Report on Form 10-K, for the year ended December 31, 2001, as amended;
    (2)  Our Quarterly Report on Form 10-Q, for the period ended March 31, 2002;
    (3) Our Proxy Statement filed with the Securities and Exchange Commission on March 28, 2002;
   (4) Our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2002; and
   (5) The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on April 24, 1997, and any further amendment or report filed hereafter for the purpose of updating any such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                Heska Corporation
                              1613 Prospect Parkway
                          Fort Collins, Colorado 80525
                                 (970) 493-7272

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER HESKA NOR ANY SELLING STOCKHOLDERS HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES.









                                HESKA CORPORATION

                                7,792,768 SHARES
                                  COMMON STOCK

                          -----------------------------

                                   PROSPECTUS

                          -----------------------------

                                  May 24, 2002